Exhibit 14.1
Assisted Living Concepts. Inc.
CODE OF BUSINESS
CONDUCT AND ETHICS
(Restated and approved May 3, 2010)

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS

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ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
1.00	INTRODUCTION FROM THE CHIEF EXECUTIVE OFFICER
Dear Fellow Employee,
At Assisted Living Concepts, Inc., we are committed to operating ethically. Our Cornerstones — Teamwork, Compassion, Excellence, Success — reflect our commitment to acting ethically and within applicable laws and regulations.
This Code of Business Conduct and Ethics is meant to help you recognize and deal with ethical issues. It is not the only place you can look for help. When in doubt, before you act, you should seek advice from your Divisional Director of Human Resources or Divisional Vice President, the Vice President of Human Resources, or a member of the Legal Department. You are encouraged to come forward with any questions or concerns. We will not tolerate any adverse action being taken against you for asking questions or raising concerns in good faith.
Thank you for helping make ALC a company we can all be proud of.
Sincerely,
Laurie A. Bebo
President & Chief Executive Officer
2.00	SCOPE
This Code of Business Conduct and Ethics (“Code”) has been adopted by the Board of Directors of Assisted Living Concepts, Inc. (“ALC”). It applies to all employees of ALC and its subsidiaries and to members of our Board of Directors. In addition to this Code, employees are required to comply with rules and procedures in the Employee Handbook and the Chief Executive Officer and senior financial officers are required to comply with a separate Code of Ethics for CEO and Senior Financial Officers.
Employees who violate this Code will be subject to disciplinary action, up to and including termination of employment, as well as possible criminal prosecution. Employees who violate the law will be reported to prosecutors and licensing agencies.
This Code is a statement of principles for business conduct and ethics. It does not constitute an employment contract.
3.00	GENERAL PRINCIPLES
Our Code starts with these general principles:
•	Honesty is characterized by truthfulness and the absence of deception and fraud. These qualities are unchanging, not relative, and shall not vary within ALC.

•	We should question and seek clarification on the Code when we are unclear about what to do.

•	There is no conflict between attention to profit and attention to conduct; the two can go hand-in-hand.

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
4.00	OUR CORNERSTONES
The ALC Cornerstones are four qualities we try to achieve everyday.
•	Compassion (Caring for Others)

We emphasize compassion by providing personalized, quality care to our residents and support to our fellow employees. We are dedicated to making our residents’ lives easier by recognizing that every ALC employee contributes to our residents’ well being.

•	Teamwork (Working Together)

We work together as a team to accomplish our overall objectives. We encourage open and honest communication.

•	Excellence (Setting High Standards)

We are committed to achieving high standards. We encourage each other to go above and beyond to address challenges and solve problems.

•	Success (Achieving Results)

We are an occupancy driven organization that believes that results make everything else possible. We believe that each individual contributes to our success. We set high expectations and recognize individuals who achieve results.
5.00	UNIVERSAL RULES
This Code helps us recognize and deal with ethical issues and provides ways for us to report unethical conduct, with the goal of fostering a culture of honesty and accountability. The Code, however, cannot address every challenging situation that may occur. Therefore, when in doubt, we should ask ourselves:
•	Would my action be legal?

The answer must be “Yes.” Breaking the law, any law, is never the right course of action. This is true even if the stakes are high, it seems no one would get hurt, or we believe no one would find out. There are no exceptions to this rule and no excuse will justify breaking it.

•	Is my action the “right thing to do”?

While legal compliance is a great start, our actions must also be right and fair, not just legally defensible. Consistently doing the right thing earns us the continuing trust of others. We must consider not only what we do but also how we do it. Are we being honest, fair and respectful? Are we playing by the rules? Would this behavior protect ALC’s reputation as an ethical company?

•	Would I perform this action if I knew it would be reported in the local or national media?

Because our business involves serving senior citizens, our actions often are scrutinized by the media, regulators, customers and consumer groups. We take our responsibilities as a corporate citizen seriously. Would our actions be described as honest, respectful and responsible?

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
•	Would I feel comfortable explaining my decision or action to my family and to the senior management of ALC?

Each of us wants to be proud of the work we do. We want to be respected as important contributors to our communities. We should avoid any decision or action that we do not feel we could discuss openly and honestly with others. How would we explain our decision or action? If we could not explain it without getting angry, defensive or evasive, we probably need to make a different decision or take another action.
Remember — if in doubt, ASK BEFORE ACTING. You can ask questions or raise concerns with your Divisional Director of Human Resources or Divisional Vice President, the Vice President of Human Resources, or a member of the Legal Department.
You can also raise concerns by calling the ALC Whistleblower Hotline 1-888-612-4252. The Whistleblower Hotline is available 24 hours a day, seven days a week. You may use the Whistleblower Hotline to anonymously report suspected wrongdoing but be aware that, if you choose to remain anonymous, it may significantly limit our ability to investigate your concerns.
All reports received will be investigated and appropriate action taken. For reasons of confidentiality, you may not be told what action, if any, is taken. You should feel free to report any suspected violation of the law, the Code or other ALC policy without fear of your employment being affected. ALC strictly prohibits retaliation against you for asking questions or raising concerns in good faith.
6.00.	SPECIFIC RULES
6.01.	Employee Responsibilities
We are each responsible for following the standards in this Code. If you become aware of a situation that may violate this Code or any applicable law, you have a duty to report it to your Divisional Director of Human Resources or Divisional Vice President, the Vice President of Human Resources, a member of the Legal Department or the Whistleblower Hotline.
Failure to comply with this Code can have severe consequences for both ALC and the people involved. In addition to damaging our good name, conduct that violates this Code may also violate the law. This can subject those involved to civil suits or criminal prosecution.
ALC will impose disciplinary action for violations of this Code up to and including termination of employment. ALC will also refer cases to government authorities if appropriate.
6.02.	Supervisor Responsibilities
Employees who supervise other employees are expected to set an example. They must make sure that all those who work for them receive appropriate training on this Code.
Where possible, supervisors should discuss ethical conduct, difficult decisions, or other challenging situations with employees and work to create an environment that encourages employees to come forward with any questions or concerns. If you do not know or are unsure of the answer to an employee’s question, then you should refer the question to the appropriate person or department and ensure that the matter gets resolved.

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
6.03.	Fair Treatment of Our Employees
ALC is committed to the fair and equitable treatment of all employees. Employees and applicants for employment are judged by their individual qualifications and skills, and without regard to race, color, gender, sexual orientation, national origin, age, religion, disability, veteran status or marital status.
6.04.	Diversity and Inclusion
We respect and value the diversity reflected in the backgrounds, experiences and ideas of our fellow employees. We are committed to providing a work environment that fosters respect for all employees, our residents and their friends and families, and our suppliers and contractors.
6.05.	Prohibiting Harassment
We do not tolerate harassment or any conduct which creates a work environment that is intimidating, hostile or offensive. Unwelcome sexual flirtations, advances or propositions, graphic or lewd comments about an individual, sexually explicit or offensive jokes, unnecessary touching, and any other unwelcome verbal or physical conduct of a sexual nature is prohibited.
Harassment will not be tolerated, regardless of whether on ALC premises or at an approved off-hours business-related function, such as holiday parties or business travel.
Harassment may be grounds for immediate dismissal, and it can subject both you and ALC to severe legal penalties. We should each help foster a harassment-free work environment by speaking out when a co-worker’s conduct makes us uncomfortable. We strictly prohibit retaliation against employees who report discrimination or harassment in good faith.
6.06.	Safety and Health
We want to maintain a safe, secure and healthy working environment. We must follow safe working procedures at all times and actively work to prevent accidents. We must observe posted safety-related requirements and use prescribed safety and protective equipment. If we become aware of any threat to the safety of a co-worker, resident or visitor, we must report it immediately to our Residence Director, Regional Director of Operations or Divisional Vice President.
Residences may not hold off-premises business-related parties or other functions without the prior written approval of their Divisional Vice President.
We are required to report to work free from the influence of any substance that could impair our work performance or create an unsafe working environment. Workplace violence, including threats or intimidation, is prohibited. We are prohibited from bringing weapons onto ALC property, or any other property while performing duties on behalf of ALC. Any behavior that risks the safety and health of fellow employees or residents or visitors must be reported immediately to our Residence Director, Regional Director of Operations, or Divisional Vice President.

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
6.07.	Resident Safety
We are strongly committed to ensuring that our residences are safe and healthy for our residents and their friends and families. We comply with all applicable safety laws in the states in which we operate. We must immediately report to the appropriate Divisional Vice President or a member of the Legal Department any risks to employee, resident or visitor safety so that appropriate action can be taken.
6.08.	Gifts or Loans from Residents and Other Financial Dealings with Residents
It is our job to give efficient, courteous and friendly service to our residents and their families and friends. On occasion we may be offered a gift in appreciation of something we have done. ALC employees are not allowed to accept any gifts, tips, gratuities or loans from or have other financial dealings with an unrelated resident or an unrelated resident’s family member or friend. We should courteously decline to accept any individual gift. Bequests left to employees in a will from a resident violate this policy. Any such bequests must be disclosed to the Chief Executive Officer. Gifts offered to a residence or the entire staff of a residence may only be accepted with the prior approval of the appropriate Division Vice President.
We are never permitted to borrow money or personal items from any resident or resident’s family member or friend. We may not make arrangements with residents or family members to provide additional services for residents (such as private care or laundry service).
Any financial exploitation of a resident or family member or misappropriation of resident property is grounds for immediate dismissal.
Employees who violate this rule will be subject to disciplinary action, up to and including termination of employment, as well as possible criminal prosecution.
6.09.	Protection and Proper Use of ALC Assets
We must protect ALC property and ensure its efficient use. Theft, carelessness and waste have a direct impact on our profitability. Our facilities, equipment, materials, supplies, technology and information have been acquired through the hard work of employees and at significant expense. We must see that ALC property is only used for proper business or other purposes approved in advance by the appropriate Division Vice President. Employees may not reside at an ALC residence without the prior approval of the appropriate Division Vice President.
Employees who engage in theft, fraud, embezzlement or misappropriation of ALC’s property will be subject to disciplinary action, up to and including termination of employment as well as possible criminal prosecution.
6.10.	Conflicts of Interest
Conflicts of interest arise when your interests are inconsistent with the best interests of ALC or when you take actions, or fail to take actions, under circumstances where your interests interfere with the performance of your obligations to ALC. The best interests of ALC include your faithful adherence to this Code and your good faith, skilled and honest performance of your duties as an ALC employee, including the treatment of and attitude towards residents and other employees. Conflicts of interest that interfere with the performance of your obligations to ALC are prohibited.

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
We must report any potential conflicts to our Divisional Vice President or a member of the Legal Department so that they can be evaluated, regardless of whether or not we derive a benefit from the situation. A conflict of interest may be permitted if it is fully disclosed in advance and approved by an ALC officer.
Examples of conflicts of interest are:
•	Hiring a family member as a vendor for ALC without disclosing the relationship, without going through the appropriate bidding process, or without removing yourself from the decision-making process.

•	Working for another company or organization where the hours or demands of the job or organization interfere with your ALC job duties. A full time salaried ALC employee who receives compensation for working at another job will almost always be in violation of this policy.

•	Working for or having an interest in any business or organization which has or may have dealings with ALC or which may compete with ALC. Residence employees may not work in the residence for a home health care agency.

•	Influencing negotiations or transactions between ALC and another person or business when you have a personal interest in the outcome of the negotiations.
We must avoid having personal relationships at work that interfere with making sound, objective business decisions. No employee should be assigned a job that places him or her in a position that has direct decision-making authority over another family member or another person with whom he or she has a personal relationship. Even indirect reporting relationships that appear to result in preferential treatment or favoritism should be avoided.
6.11.	Corporate Opportunities
We must not compete with ALC or take an ALC business opportunity for personal gain. We are prohibited from:
•	Taking for ourselves personally opportunities that are discovered through the use of ALC property, information or position;

•	Using ALC property, information, or position for personal gain; or

•	Competing with ALC.
Personal gain means all direct or indirect benefits that are made available to you or any person with whom you have a personal relationship, including through family, socially or otherwise. Fees received for public speaking engagements or a radio or television appearances to which you are invited as a result of your position at ALC or because of knowledge you obtained from working at ALC must be paid to ALC.
6.12.	Exchanging Gifts and Entertainment with Vendors or Suppliers
Business gifts and entertainment are courtesies designed to build good working relationships and goodwill. However, gifts and entertainment are not appropriate if they create an obligation, put you in a situation where you appear to be biased, or are received so that it would or would be perceived to be with the intent to influence a business decision.

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
Gifts and entertainment are permitted if they are:

•	Reasonable;

•	Infrequent;

•	In good taste;

•	Unsolicited; and

•	Not cash or cash equivalents.
As a general guideline, entertainment must not include expenses paid for travel or overnight lodging and the cost must not be excessive. The rules for gifts and entertainment apply year round, even during the holidays, and they apply not only to employees but also to our family members.
If you are offered a gift or entertainment that is inappropriate, you should decline. If you find yourself in a situation where refusing a gift would embarrass or hurt the person offering it, you may accept the gift on behalf of ALC and then report it to your Divisional Vice President or a member of the Legal Department, who will determine next steps. The important thing to remember is that you cannot offer, give or receive anything that would compromise — or even appear to compromise — your ability to make fair, impartial and balanced business decisions.
6.13	Related Party Transactions
A “related party transaction” is a transaction between an officer or director or members of their immediate families and entities ALC does business with or which own a significant amount of ALC’s voting stock. Related party transactions may raise questions as to whether the transactions are consistent with the best interests of ALC and its stockholders. ALC will only enter into or ratify a related party transaction if the Board of Directors, acting through the Audit Committee, determines that the transaction is in, or is not inconsistent with, the best interests of ALC and its stockholders.
6.14	Business Partners
We must exercise good judgment in selecting suppliers and other business partners. We will not knowingly use suppliers who operate unethically, violate applicable laws, compete unfairly or use unfair business practices.
6.15 Competitors
We compete vigorously but fairly. Certain practices should be avoided, including:
•	Discussing prices, pricing policies, costs, supplier arrangements, marketing, territories or other sensitive marketing information with competitors; or
•	Entering into formal or informal agreements or arrangements with competitors that result in fixing prices, allocating customers or suppliers, or dividing sales territories.
6.16.	Confidentiality
We must maintain the confidentiality of information entrusted to us by ALC. Confidential information includes all non-public information that might be of use to competitors or otherwise harmful to ALC if disclosed.

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
We will not disclose ALC’s systems, operations, records, strategies, or business plans to any person other than as directed by ALC. Confidential information obtained as a result of employment with ALC is not to be used for the purpose of furthering any private interest or as a means of making personal gains. Use or disclosure of such information can result in civil or criminal penalties.
We will return to ALC all materials which contain confidential ALC information immediately upon the termination of our employment or upon request by ALC at any time.
Care must be taken to safeguard the confidentiality of internal information. For example, sensitive documents are not to be left lying on desks. Visitors are not to be left unattended in offices containing internal ALC documents. Confidential material should not be discussed in common places where one may be overheard.
We have a commitment to respect the privacy of our employees and residents and to protect employment and resident data in accordance with applicable legal requirements. We are expressly prohibited from accessing, without prior authorization, any system or database containing confidential information, such as personnel or resident records, and the personal electronic mail, pager and voicemail messages of our fellow employees.
Clinical information about our residents must be treated with strict confidentiality. Employees who have access to such information must use and disclose it only in accordance with applicable legal requirements.
6.17	Compliance with Laws, Rules and Regulations (including insider trading laws)
We must act as responsible corporate citizens and comply with the different laws, rules and regulations applicable in the states where we work and live. We cannot tolerate any illegal activity from our employees, suppliers or vendors for any reason.
“Insider trading” is trading of a company’s stock or other securities (e.g. bonds or puts, calls or other derivative securities) by individuals who have access to non-public information about ALC. Insider trading is both unethical and illegal. At ALC, we have access to information about ALC and its operations. Often, that non-public or “inside” information is the kind of information that would motivate an investor to buy or sell stock. We must never share confidential or non-public information with anyone outside ALC, including friends, relatives or business contacts. We must never use ALC’s confidential information for our own benefit. Even within ALC, we must not share confidential or non-public information with anyone who does not need to know.
Speculative or short-term transactions in ALC stock by employees are also prohibited, regardless of whether you have any inside information at the time. These include frequent trading, short sales, or buying or selling options (puts or calls) on ALC stock.
If you have any question about whether information is material, or whether you can trade ALC stock at a particular time, you should contact a member of the legal department. Violations of insider trading laws may involve significant civil or criminal penalties for both ALC and the individual.

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
6.18.	Keeping Accurate Records
We are all responsible for documenting and recording ALC information honestly and properly. For example, make sure that all entries are accurate on profit and loss statements and expense reports. No entry may be made on ALC’s books and records that intentionally hides or disguises the true nature of any transaction. We must be sure to cooperate fully with both internal and external audit teams in order to ensure a full, timely and accurate audit process. Any accounting or auditing irregularities must be reported to the Chief Executive Officer, a member of the Legal Department or the ALC Whistleblower Hotline.
6.19.	Maintaining Corporate Records
Corporate records and documents must be maintained for normal business processes. Our records may be subject to disclosure in litigation or government investigations. We are all responsible for maintaining ALC documents, files and all other corporate records, including records maintained in electronic form, carefully as long as they serve a business purpose. We must also comply with all laws relating to records preservation, and must not alter, conceal or destroy any documents or records that are subject to an ongoing investigation or litigation matter. Any questions about whether a document should be retained should be addressed to a member of the legal department.
6.20.	Complaint Procedures for Accounting and Auditing Matters
The Audit Committee of ALC’s Board of Directors has established procedures for handling complaints from shareholders or employees regarding accounting or auditing matters. Any employee may submit a good faith complaint regarding accounting or auditing matters to management without fear of dismissal or retaliation of any kind.
Employees may report their concerns to ALC’s Director of Internal Audit by addressing them to: “Director of Internal Audit, Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, WI 53051.”
In addition, employees may forward complaints on a confidential or anonymous basis by addressing correspondence to: “Chair of the Audit Committee, c/o Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, WI 53051” and marking the envelope “CONFIDENTIAL.”
These procedures apply to employee complaints relating to any questionable accounting or auditing matters, including, without limitation, the following:
•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement;
•	fraud or deliberate error in the recording and maintaining of financial records;
•	deficiencies in or noncompliance with ALC’s internal accounting controls;
•	misrepresentations or false statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports; or
•	deviation from full and fair reporting of ALC’s financial condition.
Complaints marked “CONFIDENTIAL” and addressed to the Chair of the Audit Committee will be delivered initially to the Director of Internal Audit to be recorded in a log and then forwarded to the Chair of the Audit Committee. The Chair of the Audit Committee will determine the appropriate handling of such complaints.

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
Upon receipt of any other complaint, the Director of Internal Audit will (i) determine whether the complaint actually pertains to concerns regarding accounting, internal accounting controls, or auditing matters and (ii) when possible, acknowledge receipt of the complaint to the sender.
Complaints relating to concerns regarding accounting, internal accounting controls, or auditing matters will be reviewed under Audit Committee direction and oversight by the Director of Internal Audit or such other persons as the Audit Committee determines to be appropriate. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.
Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee.
Neither ALC nor any of its subsidiaries shall discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions of such employee with respect to good faith reporting of complaints regarding accounting, internal accounting controls or auditing matters or otherwise as specified in Section 806 of the Sarbanes-Oxley Act of 2002.
6.21	Statements and Communications
All inquiries relating to ALC from the media, securities analysts, or investors must be referred to the Chief Executive Officer or the Chief Financial Officer. Communication on behalf of ALC with the media, securities analysts, and investors must be made only by specifically designated representatives of ALC and in accordance with ALC’s Disclosure Policy which is available in the Investor Relations section of ALC’s website, www.alcco.com.
6.22	Fair Dealing
We are the face of ALC to the communities in which we live and work, to our residents and their friends and families, and to our vendors, suppliers and business partners. We are committed to dealing fairly with others. No one should take unfair advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
6.23	Contributions
Contributions to charitable organizations, political parties, candidates or campaigns (including dinners, donations and all other fundraising activities) shall not be made on behalf of ALC unless approved by the Chief Executive Officer.
6.24	Political Activities
ALC encourages us to participate in the political process to the extent we wish to do so. However, the laws and regulations governing political activities by corporations can be complex. We may not do anything that would make it appear that ALC is supporting a candidate or an initiative without pre-approval by the general counsel. We must use our own time and resources and not ALC’s when participating in political activities. For example, we may not make fundraising calls from the office or hang political posters in ALC workspaces.

ASSISTED LIVING CONCEPTS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
6.25	Encouraging the Reporting of any Illegal or Unethical Behavior
ALC promotes ethical behavior and encourages employees to talk to supervisors or other members of management when in doubt about the best course of action. Violations of laws, rules, regulations or the Code must be reported. ALC will not allow retaliation for reports made in good faith. You can also raise concerns by calling the ALC Whistleblower Hotline 1-888-612-4252.
6.26	Waiving Provisions of the Code
In extremely limited circumstances, ALC may find it appropriate to waive a provision of this Code. All waivers require a pre-approval of the general counsel.
Only the Board of Directors may waive compliance with this Code for executive officers or directors. The Board does not intend to grant waivers of these guidelines. However, if such a waiver is given, it will be promptly disclosed to shareholders, as required by law or the rules of the New York Stock Exchange.
Changes to this Code or other ALC policies or procedures may be made from time to time. ALC reserves the right to make these changes without notice.
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